Filed by The Alkaline Water Company Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AQUAhydrate, Inc.
Commission File No.: 001-38754

Explanatory Note: The following slides were used by The Alkaline Water Company Inc. at the Rodman and Renshaw conference on September 10, 2019. In addition, they are posted on the website maintained by The Alkaline Water Company Inc.

THE ALKALINE WATER CO™

CORPORATE PRESENTATION
September 10th, 2019



≥8.8pH

(NASDAQ, TSXV: WTER)

Important Information for Investors and Stockholders, Certain Information Regarding Participants, and Cautionary Note Regarding Forward-Looking Statement, Health Claims and CBD Products

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between The Alkaline Water Company Inc. (the Company") and AQUAhydrate, Inc. ("AQUAhydrate"), the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 of the Company that will include a joint proxy statement of the Company and AQUAhydrate that also constitutes a prospectus of the Company, and a definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and AQUAhydrate. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND AQUAHYDRATE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

The Company, AQUAhydrate, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended March 31, 2019, which was filed with the SEC on July 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC athttp://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statement, Health Claims and CBD Products

This presentation contains forward-looking statements relating the Company. Statements in this presentation that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, the following: the transaction may provide the company additional scale and market penetration; the combined company may accelerate consumer awareness of alkaline water; the creation of a premier independent hydration company with market leadership position in health and wellness sectors; creation of shareholder value from revenue, cost and cash flow synergies; the goal to dominate the alkaline water space; low familiarity of alkaline water providing an opportunity for continued growth; the statements relating to the operational synergies, including accelerated convenience store penetration and reduction in raw material procurements, cross-promotional opportunities, enhanced R&D capabilities, addition of value to retailers for a single representative for a conclusive portfolio and retail leverage, including expansion to new markets; that the combination creates a clear cut winner – a rare diversified water focused public company that has remained cutting edge; that cost synergies are expected to be delivered in the areas of procurement, logistics and best practice sharing; the statement relating to the closing of the transaction in December 2019; the Company's guidance of estimated revenue $46 million to $50 million in fiscal 2020; the estimation of pro forma revenues of $65 million associated with the combined company after the closing of the transaction; the expectation to add $5 million to $7 million of revenues in fiscal 2020; the Company's expectation that revenue growth will remain consistent for fiscal year 2020, significant sales growth will continue in Southern California, and significant orders will be received from the national-retailers and east coast grocery chains; the Company's assumption that it will continue to be able to add co-packing plants and production capacity to satisfy customer demand; and AQUAhydrate's assumption that it will continue to be able to sell through convenient store channels, recently added mass retailer and drug store chains, and that production and procurement will be able to meet sales projection demands.

The material assumptions supporting these forward-looking statements include, among others, that the demand for the Company's and AQUAhydrate's products will continue to significantly grow; that the past production capacity of the Company's and AQUAhydrate's co-packing facilities can be maintained or increased; that the Company will receive all necessary regulatory approvals for the production and sale of CBD infused products; the popularity of AQUAhydrate's high profile investors and board members will be maintained or continue to grow; that there will be an increase in number of products available for sale to retailers and consumers; that institutional and retail investors and media organizations will be attracted to a pure play water company; that there will be an expansion in geographical areas by national retailers carrying the Company's and AQUAhydrate's products; that there will be continued expansion into new national and regional grocery retailers; that there will be an expansion into new e-commerce, home delivery, convenience, and healthy food channels; that there will not be interruptions on production of the Company's or AQUAhydrate's products; that there will not be a recall of products due to unintended contamination or other adverse events relating to the Company's products; and that the Company and AQUAhydrate will be able to obtain additional capital to meet the Company's and AQUAhydrate's growing demand and satisfy the capital expenditure requirements needed to increase production and support sales activity. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, governmental regulations being implemented regarding the production and sale of alkaline water or any other products, including products containing CBD; the fact that consumers may not embrace and purchase any of the Company's CBD infused products; the fact that the Company may not be permitted by the FDA or other regulatory authority to market or sell any of its CBD infused products; the Company and AQUAhydrate being unable to realize the anticipated synergies from the acquisition of AQUAhydrate by the Company (the "Transaction"); the Company or AQUAhydrate not receiving the requisite approvals for the Transaction; the fact that consumers may not embrace and purchase any of the Company's or AQUAhydrate's infused water products; additional competitors selling alkaline water and enhanced water products in bulk containers, reducing the Company's and AQUAhydrate's sales; the fact that the Company and AQUAhydrate do not own or operate any of their production facilities and that co-packers may not renew current agreements and/or not satisfy increased production quotas; the fact that the Company and AQUAhydrate have a limited number of suppliers of its unique bulk bottles; the potential for supply-chain interruption due to factors beyond the Company's and AQUAhydrate's control; the fact that there may be a recall of products due to unintended contamination; the inherent uncertainties associated with operating as an early-stage company; the inherent uncertainties with mergers, acquisitions and other business combinations; changes in customer demand and the fact that consumers may not embrace enhanced water products as expected or at all; the extent to which the Company and AQUAhydrate are successful in gaining new long-term relationships with new retailers and retaining existing relationships with retailers; the unexpected illness or other incapacity of any of AQUAhydrate's high profile investors subject to endorsement agreements with AQUAhydrate or the Company; the Company's and AQUAhydrate's ability to raise the additional funding that they will need to continue to pursue their business, planned capital expansion and sales activity; competition in the industry in which the Company and AQUAhydrate operate; and market conditions.

These forward-looking statements are made as of the date of this presentation, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by applicable law, including the securities laws of the United States and Canada. Although the Company believes that any beliefs, plans, expectations and intentions contained in this presentation are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Readers should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the reports and other documents the Company files with the SEC, available at www.sec.gov, and on the SEDAR, available at www.sedar.com.

The Company has not conducted any clinical studies regarding the health benefits of alkaline water and accordingly makes no claims as to the benefits of alkaline water.

The Soothe™ products, the CBD water products, are not currently being produced, distributed or sold. The production of SootheTM products is contingent on U.S. Food and Drug Administration and state laws, regulations and guidance.

The Company intends to comply in full with all federal, state, and local laws, rules and regulations as the Company develops its hemp extract alkaline waters and other product lines. The Company will not pursue the commercial production or sale of hemp extract-infused products until legally permitted. The Company is closely watching and responding to all regulatory developments within the FDA and in each individual U.S. state, and plans to launch its Soothe brand accordingly.

Building the Market Leader in Enhanced Water and Healthful Hydration

Alkaline88®

AQUA HYDRATE™


≥8.8pH
Alkaline88
WATER
HIMALAYAN MINERALS
3.78 LITER (128oz) 1 GALLON


AQUA
HYDRATE

INNOVATION AND EXPANSION



Alkaline WATER
Alkaline88
FLAVOR-INFUSED WATER
NATURALLY-FLAVORED
BLOOD ORANGE
WATERMELON
RASPBERRY
LEMON
FLAVOR-INFUSED RASPBERRY
FLAVOR-INFUSED LEMON
FLAVOR-INFUSED BLOOD ORANGE
FLAVOR-INFUSED WATERMELON
FLAVOR-INFUSED PEACH MANGO
FLAVOR-INFUSED LEMON LIME
FLAVOR-INFUSED GRAPEFRUIT
ENHANCED WITH HIMALAYAN MINERALS & ELECTROLYTES
CBD
AQUA HYDRATE
soothe 88
CBD WATER
PEACH MANGO
RASPBERRY
LEMON LIME
CBD Energy Shot
CBD Recovery Shot
CBD Relax Shot
CBD Sleep Shot
25mg CBD
GRAPEFRUIT
CBD Powder Pack
CBD Tincture Drops
CBD Capsules


AQUA
HYDRATE
PURIFIED WATER
WITH ELECTROLYTES

1L


≥8.8pH
MINERALS & ELECTROLYTES
ADDED FOR TASTE
Alkaline88
WATER
HIMALAYAN MINERALS

1L


≥8.8pH
PURIFIED WATER ENHANCED WITH
MINERALS & ELECTROLYTES
ADDED FOR TASTE
Alkaline88
WATER
HIMALAYAN MINERALS
3.17 QT (101.4oz) 3 LITER

3L

THE TRANSACTION OVERVIEW

- All common stock transaction
    - The Alkaline Water Co (WTER) and AQUAHydrate LLC (AQH) – both leaders in the alkaline water category across global markets – agreed to the terms of an acquisition of AQH by WTER on September 9th 2019

- The Company agreed to issue an aggregate of 19,565,217 shares of common stock in connection with the transaction

- In addition, the Company agreed to issue an aggregate of 3,750,000 shares of common stock, subject to a performance escrow release

- Transaction is subject to regulatory and shareholder approvals


AQUA HYDRATE
≥8.8pH
PURIFIED WATER ENHANCED WITH MINERALS & ELECTROLYTES ADDED FOR TASTE
Alkaline88
WATER
HIMALAYAN MINERALS
3.78 LITER (128oz) 1 GALLON

THE ALKALINE WATER CO AQUA HYDRATE

COMPELLING STRATEGIC RATIONALE

- The alkaline water category is the fastest growing category of the enhanced water sector
  - Transaction leverages synergies between the companies to capitalize on market growth
  - The transaction may provide company additional scale and market penetration
  - The combined company may accelerate consumer awareness of alkaline water
  - Limited target customer overlap as AQUAHydrate® focuses on the health enthusiast and Alkaline88® health conscious families
- Adds team of celebrity brand ambassadors to Alkaline88®


AQUA HYDRATE
Alkaline88 WATER
HIMALAYAN MINERALS
Alkaline88 WATER
HIMALAYAN MINERALS
1L
1L
3L

THE ALKALINE WATER CO AQUA HYDRATE

COMPELLING STRATEGIC RATIONALE

- Creates a premier independent hydration company with market leadership position in health and wellness sectors

- Shared corporate culture
    - Flat management structure
    - Active boards and advisors
    - Growth orientation
    - 70% of employees in both companies are sales persons

- Creates shareholder value from revenue, cost and cash flow synergies

- Fully capitalizes on product innovations
    - Flavored water
    - CBD Water
    - CBD Ingestible



AQUA HYDRATE
Alkaline88 WATER
HIMALAYAN MINERALS
≥8.8pH
PURIFIED WATER ENHANCED WITH MINERALS & ELECTROLYTES

1L 1L 3L

THE ALKALINE WATER CO

AQUA HYDRATE

COMPELLING STRATEGIC RATIONALE

- Goal to dominate the alkaline water space
  - Alkaline88® and AQUAHydrate® were ranked as one of the fastest growing alkaline water brand in 2019 per Nielson's data
  - AQUAHydrate® has products available in over 10,000 convenience stores
  - Combined Company present in over 70,000 stores
  - Alkaline88® and AQUAHydrate® were ranked among the top four alkaline water companies in regards to customer passion for the brand and future purchase intent



AQUA HYDRATE
AQUA HYDRATE
AQUA HYDRATE

THE ALKALINE WATER CO™ AQUA HYDRATE™

ALKALINE88 AND AQUAHYDRATE CONSUMERS ARE PASSIONATE ABOUT THE BRANDS, WITH STRONG FUTURE PURCHASE INTENT


Top 2 Box
Definitely Would
Probably Would
PURCHASE INTENT
87
60
87
48
86
56
83
59
82
52
78
46
77
50
75
50
Alkaline88
evamor
LYT pH
AQUA HYDRATE
flow
alkaline spring water
essentia
AQUAFINA
smartwater
Base:
178
77
63
122
62
133
325
171


BW DRINKERS

Source: Archpoint Group
Base: Aware of brand
Q6. How likely are you to purchase each of the following brands of bottled water in the near future?

Alkaline water is much less familiar to consumers than other subcategories, providing an opportunity for continued growth.

BW DRINKERS

CATEGORY AWARENESS

% Aware of Type



38
92
85
83
82
82
66
Alkaline water
Regular water
Flavored water
Spring water
Sparkling / Carbonated water
Vitamin/Mineral water
Home water cooler / top loading 5-gallon jugs

CATEGORY USAGE P3M

% Drank Type



Alkaline Water
Non-Alkaline Water
19
81
47
57
50
47
27
Alkaline water
Regular water
Flavored water
Spring water
Sparkling / Carbonated water
Vitamin/Mineral water
Home water cooler / top loading 5-gallon jugs

Overall penetration is similarly low

Source: Archpoint Group
Base; Total Bottled Water Drinkers n= 1022.
Q1a Which of the following types of bottled water are you aware of? Q1b And of those types of bottled water you've ever drank, which of the following have you drank in the past 3 months?

Those who use alkaline water tend to drink it on a fairly regular basis.

BW DRINKERS


CATEGORY CONSUMPTION
FREQUENCY
Regular water n=832
75
Home water cooler / top loading 5-gallon jugs n=281
66
Alkaline water n=194
62
Spring water n=584
58
Flavored water n=482
42
Sparkling / Carbonated water n=506
41
Vitamin/Mineral water n=480
40
Alkaline Water
Non-Alkaline Water
% Use At Least Daily

Alkaline drinking frequency among its users tops some of the specialty types, including vitamin/mineral water.

Source: Archpoint Group
Base; Total Bottled Water Drinkers n=1022.
Q1c. How often do you drink each of the following types of bottled water?

CURRENT RETAIL DISTRIBUTION MIX



2.60%
4.50%
22.40%
70.50%



3.10%
14.60%
25.50%
56.80%
Grocery
Mass Retailer
Convenience
Drug

COMBINED RETAIL DISTRIBUTION MIX


22.9
3.65
17.1
56.4
Grocery
Mass Retailer
Convenience
Drug

KEY RETAIL CUSTOMERS

OPERATIONAL SYNERGIES

- Accelerated Convenience Store Penetration
  - Leverage AQUAHydrate®'s DSD network
  - Convenience stores have highest sales volume compared to other channels
  - We believe convenience store market will be beneficial for new product portfolio
- Logistical Costs
  - We expect significant reduction in raw material procurement
- Broker and Co-Packer Relationship
  - Both companies utilize similar production technologies

DSD FOOTPRINT



Good/Upgraded
Acceptable
Needs to Change
White Space

THE ALKALINE WATER CO AQUA HYDRATE

OPERATIONAL SYNERGIES

- **Cross-Promotional Opportunities**
  - **Flavor infused, CBD/Hemp, and future products**
  - **Opportunities for cross-selling new SKUS**
- **Enhanced R&D capabilities**
- **Sales Network**
  - **One point of contact for both brands**
  - **Added value to retailers for a single representative for a conclusive portfolio**
- **Retail Leverage**
  - **Expansion to new markets**
  - **Military Markets**



BLOOD ORANGE
Alkaline88
CBD
Energy Shot
25mg CBD
2 fl. oz
60mL
Alkaline88
soothe 88
CBD WATER
PEACH MANGO
Alkaline88
PURIFIED WATER ENHANCED WITH MINERALS & ELECTROLYTES
FLAVOR-INFUSED
WATER
NATURALLY-FLAVORED
RASPBERRY
16.9 Fl Oz (500ml)

THE ALKALINE WATER CO AQUA HYDRATE

MEDIA SYNERGIES

- New Alkaline88® marketing initiative currently in progress
- AQUAHydrate® utilizes a team of dedicated celebrity brand ambassadors
  - Sean "P Diddy" Combs, Mark Wahlberg, and Jillian Michaels
  - 65 million combined social media outreach
- Adding this celebrity strength to a company that has invested heavily in traditional marketing, we think the combination creates a clear cut winner - a rare diversified water focused public company that has remained cutting edge


alkaline88
alkaline88
Alkaline88
41 likes
alkaline88


Alkaline88
The Power of 88
Alkaline88
WATER


Alkaline88
WATER
Alkaline88

THE ALKALINE WATER CO / AQUA HYDRATE

FACES OF THE COMBINED BRAND

TRANSFORMERS
HBO
ballers
entourage
wahlburgers
ted
PERFORMANCE INSPIRED



BAD BOY
CÎROC ULTRA PREMIUM VODKA
DELEÓN TEQUILA
Sean John
REVOLT
Epic
ENYCE a SEAN COMBS CO.



E!
popchips
THE BIGGEST LOSER
LUCKY JACK ICED COFFEE
ike
KRAVE JERKY
THRIVE MARKET

FINANCIAL SYNERGIES

- **Cost synergies are expected to be delivered in the following areas: Procurement, Logistics, and Best Practice Sharing**

- **Confirmation of synergies is a result of increased visibility and confidence in the synergies identified as part of the collaborative process between AQH and WTER, which has been underway for the last several months**



Alkaline88
WATER
CBD
Alkaline88
WATER
HIMALAYAN MINERALS
CBD
WATER

COMBINED COMPANY SALES GUIDANCE



Fiscal Year Sales Ending March 31st
Millions
$70
$60
$50
$40
$30
$20
$10
$0
Projected 77.4% CAGR
$7.1
80% Increase from Prior Year
$12.8
55% Increase from Prior Year
$19.8
63% Increase from Prior Year
$32.2
108% Increase from Prior Year
$65**
$46-55*
2016
2017
2018
2019
2020 E

*GAAP estimate assuming transaction closes in December 2019

**Estimation of pro forma revenues associated with the combined company after the closing of the Transaction are estimates based on previous performance and have been used for illustrative purposes only. AQUAhydrate had gross sales over $15 million in each of 2017 and 2018. The combined company will begin to record AQUAhydrate revenues once the Transaction closes and is expected to add $5 million to $7 million of revenues in fiscal 2020. Alkaline's forecasted pro forma revenues of $65 million for the combined company is based on its expectation that revenue growth will remain consistent for fiscal year 2020, significant sales growth will continue in Southern California, and significant orders will be received from the national-retailers and east coast grocery chains, which have only recently started selling its products. In addition, Alkaline assumes that it will continue to be able to add co-packing plants and production capacity to satisfy customer demand. As its sale cycle is an average of 14 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast. In addition, sales growth, which may have a significant impact on quarterly and annual revenue, is difficult to predict. Furthermore, AQUAhydrate assumes that it will continue to be able to sell through convenient store channels, recently added mass retailer and drug store chains, and that production and procurement will be able to meet sales projection demands. As its sale cycle is an average of 10 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast. In addition, sales growth, which may have a significant impact on quarterly and annual revenue, is difficult to predict.

COMBINED COMPANY CAP TABLE – POST CLOSE

September 10, 2019 Cap Table **Common Stock, $0.001 par value** **200,000,000 shares authorized**	
Common Shares Issued and Outstanding	43,549,081
Options	2,250,900
Warrants	2,188,489
Convertible Preferred Shares	5,300,000
Total	53,288,470

Proforma Cap Table **Common Stock, $0.001 par value** **200,000,000 shares authorized**	
Common Shares Issued and Outstanding	63,114,298
Options	4,500,900
Performance Shares	3,750,000
Warrants	2,188,489
Convertible Preferred Shares	5,300,000
Total	78,853,687


≥8.8pH
Alkaline88
WATER
HIMALAYAN MINERALS

KEY AQUAHydrate® SHAREHOLDERS



Sean Combs

- Investor and Board member
- Distinguished track record of successfully investing in and building several leading consumer brands
- Cîroc Vodka: partnered with Diageo and the brand grew from 80K cases to 2 million cases annually in five years
- Bad Boy Entertainment: Over 500 million records sold and counting
- Revolt TV: The New #1 Name in music reaching millennials across multiple devices and through cable partners Comcast, Time Warner, Verizon, DirecTV and AT&T U-verse is the fastest growing independent cable network EVER based on paid subscribers
- Sean John: #3 most recognized men's brand in the U.S



Mark Wahlberg

- Investor and Board member with many businesses in his portfolio
- Wahlburgers: Casual dining burger restaurants rapidly expanding across the US and globally
- Performance Inspired: Created to provide better all natural, yet affordable, high performance sport nutrition for every athletic level
- Leading Actor & Executive
- Producer: With an extensive slate of films and television shows in theatres and on-air:
    - Provides strategic value canvassing for product placement and brand integration opportunities (Transformers, Entourage, Ballers)
    - Access to major media outlets including HBO and Showtime
    - Significant influence in the health and fitness space



Ron Burkle + Yucaipa

- AQUAHYDRATE's private equity investor since March 2011
- The Yucaipa Companies: Founded in 1986, and widely recognized as one of the preeminent investors in the retail, distribution, technology, entertainment, sports and hospitality industries
- Ron has served as Chairman of the Board and controlling shareholder of numerous companies including Soho House, Golden State Foods, Dominick's, Fred Meyer, Ralphs and Food4Less
- Ron is Co-Chairman of the Burkle Center for International Relations at UCLA and is broadly involved in the community. He is a trustee of the Carter Center, the National Urban League, Frank Lloyd Wright Conservancy and AIDS Project Los Angeles (APLA)

ALKALINE88® MANAGEMENT TEAM

RICHARD WRIGHT
PRESIDENT AND CEO

Mr. Wright is a founder of The Alkaline Water Company Inc. and responsible for its rapid growth. He is a former Regional Director of Tax and Financial Planning with one of the "Big Four" accounting firms. He brings over 40 years of experience as a CFO, CPA, and entrepreneur. Mr. Wright has extensive knowledge of finance, with a strong emphasis on closely held companies, M&A, transaction planning and international operations and has participated in over 100 mergers and acquisitions.

RONALD DAVELLA
EXECUTIVE VP - FINANCE

Mr. DaVella currently holds a Bachelor of Arts degree in accounting from Queens College and an MBA in Finance from Pace University. Mr. DaVella is a CPA and was an audit partner with Deloitte from 1989 to 2014. He was also the Chief Financial Officer for Amazing Lash Franchise LLC from March 2016 to May 2017 and was the Chief Financial Officer at NanoFlex from May 2017 to March 2019. Mr. DaVella has an extensive background in accounting, SEC reporting and internal controls and has worked on several mergers and acquisitions, public offerings and financings. As a partner at Deloitte he focused on the retail and manufacturing industries .

FRANK CHESSMAN
DIRECTOR OF NATIONAL SALES

Mr. Chessman is a graduate of the University of Southern California's Marshall School of Business, and spent 25 years with Ralph's Grocery, Kroger's largest division. He is a former COO at Nationwide Beverage Bottling Corp. At Ralph's, Frank was VP of Advertising & Marketing and went on to spend 14 years at Simon Marketing at EVP. He has over 10 years of beverage manufacturing experience. He is also the former EVP and General Manager of Aspen Marketing.

AARON KEAY
CHAIRMAN

Mr. Keay has been a successful investor, entrepreneur and financier to multiple small cap and startup companies over the last decade. His experience ranges across multiple sectors in mining, biotech, health and wellness, tech and Cannabis where he has invested and raised over $500M dollars with and for these companies. During his time with these companies he has served as an advisor, board member and in some cases senior management.

BRIAN SUDANO
DIRECTOR

Brian Sudano is Managing Partner of Beverage Marketing Corporation and BMC Strategic Associates. Mr. Sudano's experience covers nearly the entire beverage industry, from energy drinks to wine, with special expertise in beverage alcohol by virtue of varied industry experience and broad range of projects. Mr. Sudano manages several major clients, providing on-going strategic and market advise, while leading projects in strategic planning, market entry analysis and planning, sales/distribution, business modeling, brand repositioning and international opportunity assessment. He has spoken at many beverage industry events, and is a contributing editor at Beverage World magazine.

Questions?

